Exhibit 99.1

TSAKOS ENERGY NAVIGATION LIMITED

367 Syngrou Avenue

175 64 P. Faliro

Athens, Greece

April 23, 2008

Dear Shareholder:

You are cordially invited to attend the 2008 Annual Meeting of Shareholders of Tsakos Energy Navigation Limited, which will be held on Wednesday, June 4, 2008 at 15:00 (3:00 pm) Greek local time in our Auditorium, 367 Syngrou Avenue, P. Faliro, Athens, Greece.

The following Notice of the 2008 Annual Meeting of Shareholders and Proxy Statement describes the items to be considered by the shareholders at such meeting and contains certain information about our company and its officers and directors.

Whether or not you are able to attend the 2008 Annual Meeting in person, it is important that your shares be represented. You can vote your shares using the Internet or by completing and returning the enclosed proxy card by mail. Instructions on each of these voting methods are outlined in the enclosed Proxy Statement. Please vote as soon as possible.

We hope to see you on June 4th.

Sincerely,

D. John Stavropoulos

Chairman of the Board of Directors

TSAKOS ENERGY NAVIGATION LIMITED

367 Syngrou Avenue

175 64 P. Faliro

Athens, Greece

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To Be Held On Wednesday, June 4, 2008

NOTICE IS HEREBY GIVEN that the 2008 Annual Meeting of Shareholders of Tsakos Energy Navigation Limited, a Bermuda corporation, will be held at 15:00 (3:00 pm) Greek local time, Wednesday, June 4, 2008 in the Company’s Auditorium at 367 Syngrou Avenue, P. Faliro, Athens, Greece for the following purposes:

1.	to re-elect two directors who retire by rotation;

2.	to receive and consider the audited financial statements of the Company;

3.	to re-appoint Ernst & Young, Athens, who were first appointed in 2002, as auditors of the Company and to authorise the Audit Committee of the Board of Directors to set their remuneration;

4.	to set the remuneration of the directors;

5.	to approve amendments to the bye-laws adopted by the directors; and

6.	to transact such other business as may properly come before the 2008 Annual Meeting.

Only holders of record of the Company’s Common Shares, par value $1.00 per share (the “Common Shares”), at the close of business on April 11, 2008 will be entitled to receive notice of, and to vote at, the 2008 Annual Meeting and at any adjournment thereof. As described in the attached Proxy Statement, the nominees for re-election as directors are Messrs. Jolliffe and Nusspickel.

You are cordially invited to attend the 2008 Annual Meeting. Whether or not you expect to attend the 2008 Annual Meeting in person, please vote your shares using the Internet or by completing and returning by mail the enclosed proxy card, which is being solicited on behalf of the Company’s Board of Directors. The proxy card shows the form in which your Common Shares are registered. If you vote by executing the proxy card, your signature must be in the same form. Voting your shares using the Internet or by returning the proxy card does not affect your right to vote in person, should you decide to attend the 2008 Annual Meeting. We look forward to seeing you.

By Order of the Board of Directors

George V. Saroglou

Chief Operating Officer

Athens, Greece

April 23, 2008

IMPORTANT

IN ORDER TO ENSURE THAT A QUORUM WILL BE REPRESENTED AT THE ANNUAL MEETING, WE URGE SHAREHOLDERS TO VOTE AS PROMPTLY AS POSSIBLE BY COMPLETING AND RETURNING THE ENCLOSED PROXY CARD OR ON THE INTERNET. A PROMPT RESPONSE IS HELPFUL AND YOUR COOPERATION WILL BE APPRECIATED. THE RETURN OF THE ENCLOSED PROXY CARD OR VOTING ON THE INTERNET WILL NOT AFFECT YOUR RIGHT TO VOTE IN PERSON, SHOULD YOU DECIDE TO ATTEND THE ANNUAL MEETING.

TSAKOS ENERGY NAVIGATION LIMITED

367 Syngrou Avenue

175 64 P. Faliro

Athens, Greece

PROXY STATEMENT FOR THE 2008 ANNUAL MEETING OF SHAREHOLDERS

To be held on June 4, 2008

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of Tsakos Energy Navigation Limited, a Bermuda corporation for use at the 2008 Annual Meeting of Shareholders of the Company to be held at 15:00 (3:00 pm) Greek local time, Wednesday, June 4 2008, in the Company’s Auditorium at 367 Syngrou Avenue, P. Faliro, Athens, Greece and at any adjournments thereof. The approximate date on which this Proxy Statement and the accompanying proxy card are first being sent to the Company’s shareholders is on or about April 23, 2008.

VOTING METHODS

All registered shareholders of record on April 11, 2008, can vote by completing, signing, dating and returning the enclosed proxy card. Shareholders can also vote in person at the 2008 Annual Meeting or on the Internet.

To vote using the Internet, all registered shareholders may go to the following webite address: http://www.eproxy.com/tnp. Enter the Company number and follow the instructions on your screen. If you are a street name holder (as defined below), you may vote over the Internet if your bank or broker makes that method available to you by enclosing instructions with the Proxy Statement that your bank or broker sends to you.

If your shares are registered directly in your name with the Company’s transfer agent, the Bank of New York Mellon, you are considered, with respect to those shares, the “shareholder of record.” The Proxy Statement and proxy card have been made available directly to shareholders of record by the Company.

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial owner” of shares held in street name (also called a “street name” holder). The proxy materials should be forwarded to you by your broker, bank or nominee who is considered, with respect to those shares, the shareholder of record. As the beneficial holder, you have the right to direct your broker, bank or nominee how to vote and are also invited to attend the 2008 Annual Meeting. However, since you are not a shareholder of record, you may not vote these shares in person at the 2008 Annual Meeting unless you bring with you a legal proxy from the shareholder of record. A legal proxy may be obtained from your broker or nominee. Your broker or nominee has enclosed a voting instruction card for you to use in directing the broker, bank or other nominee how to vote your shares.

VOTING OF PROXY, REVOCATION

A proxy that is properly executed, whether by mail or on the Internet, and not subsequently revoked will be voted in accordance with instructions contained therein. If no instructions are given with respect to the matters to be acted upon, proxies will be voted as follows: (i) for the election of the two nominees described herein, (ii) for the ratification of the Company’s accounts for the year ended December 31, 2007, (iii) for the ratification of the appointment of the Company’s auditors, (iv) to set the remuneration of the directors, (v) for the approval of the amendments proposed to the by-laws, and (vi) otherwise in accordance with the best judgment of the person or persons voting the proxy on any other matter properly brought before the 2008 Annual Meeting. Any shareholder who signs and returns the proxy or votes on the Internet, may revoke his, her or its proxy or change his, her or its vote at any time before it is voted at the 2008 Annual Meeting by (A) delivering written notice to the

Secretary of the Company of its revocation, (B) executing and delivering to the Secretary of the Company a later dated proxy by mail, or on the Internet, or (C) by appearing in person at the 2008 Annual Meeting and voting his, her or its shares in person.

EXPENSES OF SOLICITATION

The expenses of the preparation of proxy materials and the solicitation of proxies for the 2008 Annual Meeting will be borne by the Company. In addition to solicitation by mail, proxies may be solicited in person, by telephone, telecopy, electronically, or other means, or by directors, officers and regular employees of the Company who will not receive additional compensation for such solicitations. D.F. King Co. Inc. has been engaged by the Company to assist in the solicitation of proxies for a fee of $10,000 plus their costs and expenses. Although there is no formal agreement to do so, the Company will reimburse banks, brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in forwarding the proxy soliciting materials to the beneficial owners of the Company’s Common Shares, par value $1.00 per share.

VOTING SECURITIES

Holders of the Company’s Common Shares as of the close of business on April 11, 2008 will be entitled to notice of, and to vote at, the 2008 Annual Meeting or any adjournments thereof. On that date there were 37,793,542 Common Shares outstanding, the holders of which are entitled to one vote for each share registered in their names with respect to each matter to be voted on at the 2008 Annual Meeting. The presence in person or by proxy (regardless of whether the proxy has authority to vote on all matters), of two shareholders of record will constitute a quorum at the 2008 Annual Meeting. Assuming that a quorum is present at the 2008 Annual Meeting, directors will be elected by a plurality of the votes cast at the 2008 Annual Meeting by holders of Common Shares present in person or represented by proxy. Approval of other items at the 2008 Annual Meeting requires that the number of votes cast in favour of the action exceeds the number of votes cast in opposition to the action, with the exception of Resolution 5, which requires that the votes cast in favour equal or exceed 75% of all votes cast on the Resolution, whether in person or by proxy. Withholding authority to vote for directors and broker non-votes will not affect the election of directors or the outcome of the vote on other proposals.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our outstanding Common Shares as of April 11, 2008 held by:

•	each person or entity that we know beneficially owns 5% or more of our Common Shares;

•	each of our officers, directors and director nominees; and

•	all our directors, director nominees and officers as a group.

Beneficial ownership is determined in accordance with the rules of the U.S. Securities and Exchange Commission (the “SEC”). In general, a person who has voting power or investment power with respect to securities is treated as a beneficial owner of those securities. Beneficial ownership does not necessarily imply that the named person has the economic or other benefits of ownership. For the purposes of this table, shares subject to options, warrants or rights currently exercisable or exercisable within 60 days of April 11, 2008 are considered as beneficially owned by the person holding those options, grants or warrants or rights. The applicable percentage of ownership of each shareholder is based on 37,793,542 Common Shares outstanding on April 11, 2008. Except as noted below, the address of all shareholders, officers, directors and director nominees identified in the table and accompanying footnotes below is in care of the Company’s principal executive offices.

Name of Beneficial Owner	Number of Shares Beneficially Owned		Percentage of Outstanding Common Shares
Tsakos Holdings Foundation(1)	9,579,204		25.3%
First Tsakos Investments Inc.(1)	7,331,892		19.4%
Kelley Enterprises Inc.(1)	4,560,824		12.1%
Marsland Holdings Limited(1)	2,771,068		7.3%
Redmont Trading Corp.(1)	2,247,312		5.9%
Sea Consolidation S.A. of Panama(2)	3,952,232		10.5%
Renaissance Technologies LLC(3)	2,059,800		5.5%

Officers and Directors	Number of Shares Beneficially Owned		Number of RSUs Granted
D. John Stavropoulos(4)	229,660	*	1,000	A
Nikolas P. Tsakos(5)	32,000	*	80,000	B
Michael G. Jolliffe	20,800	*	800	A
George V. Saroglou	4,000	*	22,000	B
Paul Durham	16,000	*	22,000	B
Torben Janholt	2,400	*	400	A
Peter C. Nicholson	30,300	*	800	A
Francis T. Nusspickel	6,350	*	850	A
William A. O’Neil	2,400	*	400	A
Aristides A.N.Patrinos, Ph.D.	2,400	*	400	A
Vladimir Jadro	—		6,000	B
All officers and directors as a group (11 persons)(5)	346,310	*	134,650

*	Less than 1% of the Common Shares outstanding.

Grant Vesting Dates

A –	100% of the RSUs vest at June 1, 2008. Included in the number of shares beneficially owned as they vest within 60 days of April 11, 2008.
B –	50% vest on December 31, 2008 and the remaining 50% vest on December 31, 2010. Not included in the number of shares beneficially owned.
(1)	First Tsakos Investments Inc. (“First Tsakos”) is the sole holder of the outstanding capital stock of Kelley Enterprises Inc. (“Kelley”) and Marsland Holdings Limited (“Marsland”) and may be deemed to have shared voting and dispositive power of the Common Shares reported by Kelley and Marsland. Tsakos Holdings Foundation is the sole holder of outstanding capital stock of First Tsakos and Redmont Trading Corp. (“Redmont”) and may be deemed to have shared voting and dispositive power of the Common Shares reported by Kelley, Marsland and Redmont. The business address of First Tsakos is 34 Efesou Street, Nea Smyrni, Athens, Greece. The business address of Kelley is Saffrey Square, Suite 205, Park Lane, P.O. Box N-8188, Nassau, Bahamas. The business address of Marsland is FGC Corporate Services Limited, 125 Main Street, PO Box 144, Road Town, Tortola, British Virgin Islands. The business address of Tsakos Holdings Foundation is Heiligkreuz 6, Vaduz, Liechtenstein. The business address of Redmont is 9 Nikodimon Street, Kastella Piraeus, Greece.
(2)	Sea Consolidation S.A. of Panama is controlled by members of the Tsakos family.

(3)	The amount of shares is based upon a Schedule 13G filed with the SEC on February 13, 2008, reporting beneficial ownership as of December 31, 2007. According to the filing, each of Renaissance Technologies LLC (“Renaissance”) and James H. Simons, control person of Renaissance, has sole voting power over 1,826,084 shares and sole dispositive power over 2,059,800 shares. The business address of Renaissance and Mr. Simons is 800 Third Avenue, New York, New York 10022.
(4)	Includes 1,000 restricted share units (“RSUs”) that will vest on June 1, 2008 and 20,000 shares held in trusts for children (Mr. Stavropoulos’ spouse is trustee and has voting rights for these shares). In addition, 8,610 shares are held directly by his children. Mr. Stavropoulos has no economic interest in these 28,610 shares. Additionally, his two siblings and an in-law collectively own 8,050 shares. Mr. Stavropoulos has no economic interest in these 8,050 shares.
(5)	Does not include shares owned by the Tsakos Holdings Foundation, Kelley Enterprises Inc., Marsland Holdings Limited, Redmont Trading Corp. or Sea Consolidation S.A. of Panama.

ITEM NO. 1 – ELECTION OF DIRECTORS

The Board has fixed its number at not less than five nor more than fifteen and following the 2008 Annual Meeting will consist of eight directors. Under the Company’s Bye-laws, one third (or the number nearest one third) of the Board (with the exception of any executive director) retires by rotation each year.

The Bye-laws require that the one third of the directors to retire by rotation be those who have been in office longest since their last appointment or re-appointment. The Bye-laws specify that where the directors to retire have been in office for an equal length of time, those to retire are to be determined by lot (unless they agree otherwise among themselves).

Mr. Janholt will complete his current term as director of the Company on June 1, 2008 and will not stand for re-election at the 2008 Annual Meeting. Accordingly, Messrs. Jolliffe and Nusspickel have been chosen by lot to retire and present themselves for re-election.

Each of the nominees has consented to be named herein and to serve if elected. The Company does not know of anything that would preclude any nominee from serving if elected. If any nominee becomes unable to stand for election as a director at the meeting, an event not anticipated by the Board, the proxies may be voted for a substitute designated by the Board. The identity and a brief biography of each nominee for director and each continuing director is set forth below.

NOMINEES FOR ELECTION

Nominee	Age(1)	Position	Director Since
Michael G. Jolliffe(2)(3)(5)	58	Deputy Chairman of the Board	1993
Francis T. Nusspickel(2)(3)(7)	67	Director	2004
DIRECTORS CONTINUING IN OFFICE
Director	Age(1)	Position	Director Since
D. John Stavropoulos(2)(3)(4)(5)(6)	75	Chairman of the Board	1994
Peter C. Nicholson(2)(3)(6)	74	Director	1993
William O’Neil(3)(7)	80	Director	2004
Aristides A.N. Patrinos, Ph.D(3) (7)	60	Director	2006
George V. Saroglou(4)	43	Chief Operating Officer Director	2001
Nikolas P. Tsakos(4)(5)(6)	44	President and Chief Executive Officer	1993

(1)	As of March 31, 2008
(2)	Member of Audit Committee
(3)	Member of Corporate Governance, Nominating and Compensation Committee
(4)	Member of Chartering Committee
(5)	Member of Capital Markets Committee
(6)	Member of Risk Committee
(7)	Member of Environmental and R&D Committee

Nominees for Election

The Board recommends that shareholders vote for the election of each of the following nominees to the Board.

MICHAEL G. JOLLIFFE

DEPUTY CHAIRMAN

Mr. Jolliffe has been Chairman of Wigham-Richardson Shipbrokers Ltd., one of the oldest established shipbroking companies in the City of London, since 1987 and Chairman of Shipping Spares Repairs and Supplies Ltd., an agency company based in Piraeus, Greece since 1976. Additionally, Mr. Jolliffe has been the President of Eurotrans Hermes Hellas S.A., the Greek agent for various manufacturers of trams, buses and trains since 2002. Mr. Jolliffe is also the Joint President of Hanjin Eurobulk Ltd., a joint venture between Hanjin Shipping Co., Ltd., of Seoul, Korea and Wigham-Richardson Shipbrokers Ltd. Mr. Jolliffe is Deputy Chairman of Lannet, a telephone company quoted on the Athens Stock Exchange. He is also Chairman of StealthGas Inc, a shipping company whose common stock is listed on the Nasdaq Global Select Market.

FRANCIS T. NUSSPICKEL

DIRECTOR

Mr. Nusspickel is a retired partner of Arthur Andersen LLP with 35 years of public accounting experience. He is a Certified Public Accountant in several U.S. states. During his years with Arthur Andersen, he served as a member of their Transportation Industry Group and was worldwide Industry Head for the Ocean Shipping segment. His responsibilities included projects for mergers and acquisitions, fraud investigations, arbitrations and debt and equity offerings. He was President of the New York State Society of Certified Public Accountants from 1996 to 1997, a member of the AICPA Council from 1992 to 1998, and from 2004 to 2007 was Chairman of the Professional Ethics Committee of the New York State Society of Certified Public Accountants. Mr. Nusspickel is also a Director of Symmetry Medical Inc., a New York Stock Exchange listed medical device manufacturer.

Directors Continuing in Office

The following directors will continue in office:

D. JOHN STAVROPOULOS

CHAIRMAN

Mr. Stavropoulos served as Executive Vice President and Chief Credit Officer of The First National Bank of Chicago and its parent, First Chicago Corporation, before retiring in 1990 after 33 years with the bank. He chaired the bank’s Credit Strategy Committee, Country Risk Management Council and Economic Council. His memberships in professional societies have included Robert Morris Associates (national director), the Association of Reserve City Bankers and the Financial Analysts Federation. Mr. Stavropoulos was appointed by President George H.W. Bush to serve for life on the Presidential Credit Standards Advisory Committee. Mr. Stavropoulos was a director of CIPSCO from 1979 to 1992, an instructor of Economics and Finance at Northwestern University from 1962 to 1968, serves as a life member on the Alumni Advisory Board of the Kellogg School of Management and is a Chartered Financial Analyst.

PETER NICHOLSON

DIRECTOR

Mr. Nicholson is trained as a naval architect and spent the majority of his professional career with Camper & Nicholson Limited, the world-famous yacht builder. He became Managing Director of the firm and later, Chairman. When Camper & Nicholson merged with Crest Securities to form Crest Nicholson Plc in 1972, Mr. Nicholson became an executive director, a role he held until 1988 when he became a non-executive in order to pursue a wider range of business interests. Since that time, he has been a non-executive director of Lloyds TSB Group Plc (from 1990 to 2000) and Chairman of Carisbrooke Shipping Plc (from 1990 to 1999). He was a director of various companies in the Marsh Group of insurance brokers and remained a consultant to the company until recently. He has served on the boards of a variety of small companies, has been active in the administration of the United Kingdom marine industry and is a trustee of the British Marine Federation. He is a Younger Brother of Trinity House. He was Chairman of the Royal National Lifeboat Institution from 2000 to 2004.

WILLIAM O’NEIL

DIRECTOR

Mr. O’Neil is Secretary-General Emeritus of the International Maritime Organization, or IMO, the United Nations agency concerned with maritime safety and security and the prevention of pollution from ships. He was first elected Secretary-General of the IMO in 1990 and was re-elected four times, remaining Secretary-General until the end of 2003. Mr. O’Neil has served in various positions with the Canadian Federal Department of Transport and subsequently held senior positions during the construction and operation of the St. Lawrence Seaway Authority. He was appointed the first Commissioner of the Canadian Coast Guard where he served from 1975 until 1980 and then became President and Chief Executive Officer of the St. Lawrence Seaway Authority for ten years. Mr. O’Neil originally represented Canada in 1972 at the IMO Council, later becoming Chairman of the IMO Council in 1980. In 1991, he became Chancellor of the World Maritime University, Malmo, Sweden and Chairman of the Governing Board of the International Maritime Law Institute in Malta. Mr. O’Neil is a past President of the Institute of Chartered Shipbrokers and is President of Videotel Marine International, both of which are engaged in the training of seafarers. He is a civil engineer graduate of the University of Toronto, a fellow of the Royal Academy of Engineering and the Chairman of the Advisory Board of the Panama Canal Authority.

ARISTIDES A.N. PATRINOS

DIRECTOR

Dr. Patrinos has been instrumental in advancing the scientific and policy framework underpinning key governmental energy and environmental initiatives. Dr. Patrinos is President of Synthetic Genomics, Inc., a privately-held company dedicated to developing and commercializing clean and sustainable biofuels that alleviate our dependence on petroleum, enable carbon sequestration and reduce greenhouse gases. Dr. Patrinos joined Synthetic Genomics from the U.S. Department of Energy’s Office of Science. There he served as associate director of the Office of Biological and Environmental Research, overseeing the department’s research activities in human and microbial genome research, structural biology, nuclear medicine, and global environmental change. Dr. Patrinos played a historic role in the Human Genome Project, the founding of the DOE Joint Genome Institute and the design and launch of the DOE’s Genomes to Life Program, a research program dedicated to developing technologies to use microbes for innovative solutions to energy and environmental challenges. Dr. Patrinos is a Fellow of the American Association for the Advancement of Science and of the American Meteorological Society, and a Member of the American Geophysical Union, the American Society of Mechanical Engineers, and the Greek Technical Society. He is the recipient of numerous awards and honorary degrees, including three Presidential Rank Awards and two Secretary of Energy Gold Medals, as well as an honorary doctorate from the National Technical University of Athens. A native of Greece, Dr. Patrinos received his undergraduate degree from the National Technical University of Athens, and a Ph.D. in mechanical engineering and astronautical sciences from Northwestern University.

GEORGE V. SAROGLOU

CHIEF OPERATING OFFICER

Mr. Saroglou has been Chief Operating Officer of the Company since 1996. Mr. Saroglou is a shareholder and director of Pansystems S.A., a leading Greek information technology systems integrator, where he also worked from 1987 until 1994. From 1995 to 1996 he was employed in the Trading Department of the Tsakos Group. He graduated from McGill University in Canada in 1987 with a Bachelors Degree in Science (Mathematics).

NIKOLAS P. TSAKOS

PRESIDENT

Mr. Tsakos has been President, Chief Executive Officer and a director of the Company since inception. Mr. Tsakos is the sole shareholder of Tsakos Energy Management Limited. He has been involved in ship management since 1981 and has 36 months of seafaring experience. He is the former President of the Hellenic Marine Environment Protection Agency (HELMEPA). Mr. Tsakos is a member of the council of the Independent Tanker Owners Association (INTERTANKO), a board member of the UK P&I Club, a board member of the Union of Greek Shipowners (UGS), a council member of the board of the Greek Shipping Co-operation Committee (GSCC) and a council member of the American Bureau of Shipping (ABS), Bureau Veritas (BV) and of the Greek Committee of Det Norske Veritas (DNV). He graduated from Columbia University in New York in 1985 with a degree in Economics and Political Science and obtained a Masters Degree in Shipping, Trade and Finance from the City of London University Business School in 1987. Mr. Tsakos served as an officer in the Hellenic Navy in 1988.

CORPORATE OFFICERS OF THE COMPANY

The corporate officers of the Company are appointed annually by the Board and serve at the discretion of the Board. The current corporate officers of the Company, their respective ages and positions are set forth below:

Name	Age	Position
Nikolas P. Tsakos	44	Chief Executive Officer
George V. Saroglou	43	Chief Operating Officer
Paul Durham	57	Chief Financial Officer
Vladimir Jadro	62	Chief Marine Officer

PAUL DURHAM

CHIEF FINANCIAL OFFICER

Mr. Durham joined the Tsakos Group in 1999 and has served as our Chief Financial Officer and Chief Accounting Officer since 2000. Mr. Durham is a United Kingdom Chartered Accountant. From 1989 through 1998, Mr. Durham was employed in Athens with the Latsis Group, a shipping, refinery and banking enterprise, becoming Financial Director of Shipping in 1995. From 1983 to 1989, Mr. Durham was employed by RJR Nabisco Corporation, serving as audit manager for Europe, Asia and Africa until 1986 and then as financial controller of one of their United Kingdom food divisions. Mr. Durham worked with Ernst & Young (London and Paris) from 1972 to 1979 and Deloitte & Touche (Chicago and Athens) from 1979 to 1983.

VLADIMIR JADRO

CHIEF MARINE OFFICER

Mr. Jadro joined Tsakos Energy Navigation Limited in February 2006. He was appointed Chief Marine Officer of the Company in June 2006. Mr. Jadro was employed by Exxon/ExxonMobil Corp. from 1980 until 2004 in various technical and operational positions including: operations, repairs, new building constructions, off shore conversions and projects of the marine department of

ExxonMobil Corp. He was in charge of various tankers and gas carriers from 28,000 dwt to 409,000 dwt, and responsible for the company vetting system. He was also involved in the development of oil companies’ international “SIRE” vessel inspection system. From 1978 until 1980 he was employed by the Bethlehem Steel shipyard in charge of machinery repairs, dry-dockings and steel renewals. From 1967 until 1977, Mr. Jadro was employed on various tankers starting as third engineer and advancing to Chief Engineer.

CORPORATE GOVERNANCE

The Company’s business is managed under the direction of the Board, in accordance with the Companies Act of 1981 of Bermuda and the Company’s Memorandum of Association and Bye-laws. Members of the Board are kept informed of the Company’s business through: discussions with the Chairman of the Board, the President and Chief Executive Officer and other members of the Company’s management team; the review of materials provided to directors; and, participation in meetings of the Board and its committees. During the fiscal year ended December 31, 2007, the full Board held three meetings. With the exception of two absences by Dr. Patrinos, and one absence by Mr. Nicholson, each director attended all of the meetings of the Board. Also, with the exception of one absence each by Dr. Patrinos, Mr. Janholt and Mr. Nicholson from the Corporate Governance, Nominating and Compensation Committee meeting and Mr. Nicholson from one Audit Committee meeting, each director attended all the meetings of committees of which the director was a member.

Documents Establishing Our Corporate Governance

The Board and the Company’s management have engaged in an ongoing review of our corporate governance practices in order to oversee our compliance with the applicable corporate governance rules of the New York Stock Exchange (the “NYSE”) and the SEC.

The Company has adopted a number of key documents that are the foundation of its corporate governance, including:

•	a Code of Business Conduct and Ethics for Directors, Officers and Employees;

•	a Corporate Governance, Nominating and Compensation Committee Charter; and

•	an Audit Committee Charter.

These documents and other important information on our governance, including the Board’s Corporate Governance Guidelines, are posted in the “Investor Relations” section of the Tsakos Energy Navigation Limited website, and may be viewed at http://www.tenn.gr. We will also provide any of these documents in hard copy upon the written request of a shareholder. Shareholders may direct their requests to the attention of Investor Relations, c/o George Saroglou or Paul Durham, Tsakos Energy Navigation Limited, 367 Syngrou Avenue, 175 64 P. Faliro, Athens, Greece.

The Board has a long-standing commitment to sound and effective corporate governance practices. The Board’s Corporate Governance Guidelines address a number of important governance issues such as:

•	Selection and monitoring of the performance of the Company’s senior management;

•	Succession planning for the Company’s senior management;

•	Qualifications for membership on the Board;

•	Functioning of the Board, including the requirement for meetings of the independent directors; and

•	Standards and procedures for determining the independence of directors.

The Board believes that the Corporate Governance Guidelines and other governance documents meet current requirements and reflect a very high standard of corporate governance.

Independence of Directors

The foundation for the Company’s corporate governance is the Board’s policy that a substantial majority of the members of the Board should be independent. With the exception of the two Executive Directors (Mr. Nikolas P. Tsakos and Mr. George V. Saroglou) the Board believes that each of the other incumbent directors (Messrs. Stavropoulos, Jolliffe, Janholt, Nicholson, Nusspickel, O´Neil and Patrinos) is independent under the standards established by the NYSE because none has a material relationship with the Company directly or indirectly or any relationship that would interfere with the exercise of their independent judgment as directors of the Company.

The Board made its determination of independence in accordance with its Corporate Governance Guidelines, which specifies standards and a process for evaluating director independence. The Guidelines provide that:

•	A director cannot be independent if he or she fails to meet the objective requirements as to “independence” under the NYSE listing standards.

•

If a director meets the objective NYSE standards, he or she will be deemed independent, absent unusual circumstances, if in the current year and the past three years the director has had no related-party transaction or relationship with the Company or an “interlocking” relationship with another entity triggering disclosure under the SEC disclosure rules.

•

If a director who meets the objective NYSE independence requirements either has had a disclosable transaction or relationship or the Corporate Governance, Nominating and Compensation Committee requests that the Board consider any other circumstances in determining the director’s independence, the Board will make a determination of the director’s independence.

To promote open discussion among the independent directors, those directors met in 2007 in three regularly scheduled executive sessions without participation of the Company’s management and will continue to do so in 2008. Mr. Nicholson currently serves as the Presiding Director for purposes of these meetings.

Committees of the Board

The Board has established an Audit Committee, a Corporate Governance, Nominating and Compensation Committee, a Capital Markets Committee, a Risk Committee, an Operational and Environmental R&D Committee and a Chartering Committee.

Audit Committee

The members of the Audit Committee are Messrs. Jolliffe, Nicholson, Nusspickel and Stavropoulos, each of whom is an independent Director. Mr. Nusspickel is the Chairman of the Audit Committee. The Audit Committee is governed by a written charter, which is approved and annually adopted by the Board. As stated above, the Board has determined that the continuing members of the Audit Committee meet the applicable independence requirements, and that all continuing members of the Audit Committee meet the requirement of being financially literate. The Audit Committee held four meetings during the fiscal year ended December 31, 2007 including one by conference call. The Audit Committee is appointed by the Board and is responsible for, among other matters:

•	engaging the Company’s external and internal auditors;

•	approving in advance all audit and non-audit services provided by the auditors;

•	approving all fees paid to the auditors;

•	reviewing the qualification and independence of the Company’s external auditors;

•

reviewing the Company’s relationship with external auditors, including the consideration of audit fees which should be paid as well as any other fees which are payable to auditors in respect of non-audit activities, discussions with the external auditors concerning such issues as compliance with accounting standards and any proposals which the external auditors have made vis-à-vis the Company’s accounting standards;

•	overseeing the Company’s financial reporting and internal control functions;

•	overseeing the Company’s whistleblower’s process and protection; and

•	overseeing general compliance with related regulatory requirements.

The Board of Directors has determined that Messrs. Nusspickel and Stavropoulos, whose biographical details are included herein, each qualifies as an audit committee financial expert as defined under current SEC regulations and each is independent in accordance with the listing standards of the NYSE.

Corporate Governance, Nominating and Compensation Committee

The members of the Corporate Governance, Nominating and Compensation Committee are Messrs. Janholt, Jolliffe, Nicholson, Nusspickel, O’Neil, Patrinos and Stavropoulos, each of whom is an independent Director. Mr. Nicholson is Chairman of the Committee. The Corporate Governance, Nominating and Compensation Committee is appointed by the Board and is responsible for:

•	assisting the Board and the Company’s management in establishing and maintaining a high standard of ethical principles;

•	insuring appropriate independence of directors under NYSE and SEC rules;

•	identifying and nominating candidates for election to the Board and appointing the Chief Executive Officer and the Company’s senior management team;

•	designing the compensation structure for the Company and for the members of the Board and its various committees; and

•	designing and overseeing the short-term and long-term incentive compensation program of the Company.

During 2007, there were three meetings of the Corporate Governance, Nominating and Compensation Committee.

Capital Markets Committee

The members of the Capital Markets Committee are Messrs. Jolliffe, Tsakos and Stavropoulos. Mr. Jolliffe is Chairman of the Capital Markets Committee. The Capital Markets Committee assists the Board and the Company’s management regarding matters relating to the raising of capital in the equity and debt markets, relationships with investment banks, communications with existing and prospective investors and compliance with related regulatory requirements.

Risk Committee

The members of the Risk Committee are Messrs. Nicholson, Stavropoulos, Tsakos, and our chief financial officer, Mr. Durham. Mr. Stavropoulos is Chairman of the Risk Committee. The primary role of the Risk Committee is to assist the Board and the Company’s management regarding matters relating to insurance protection coverage of physical assets, third party liabilities, contract employees, charter revenues and officer and director liability. The Risk Committee also assists in the development and maintenance of commercial banking and other direct lender relationships, including loans and, when appropriate, interest rate hedging instruments.

Operational and Environmental R&D Committee

The Operational and Environmental R&D Committee was established at the Board of Directors meeting of May 31, 2007. The members of the committee are Messrs. O’Neil, Nusspickel and Patrinos. It also includes the Deputy Chairman of our technical manager, Mr. Vasilis Papageorgiou. Mr. Papageorgiou is not a director or officer of our Company. Dr. Patrinos is Chairman of the Operational and Environmental R&D Committee. The primary role of the Operational and Environmental R&D Committee is to draw the attention of the Board and the Company’s management to issues of concern regarding the safety of crew and vessel and the impact of the maritime industry on the environment, to provide an update on related legislation and technological innovations, and more specifically highlight areas in which the Company itself may play a more active role in being in the forefront of adopting operational procedures and technologies that will ensure maximum safety for crew and vessel and contribute to a better environment.

Chartering Committee

The members of the Chartering Committee are Messrs. Stavropoulos, Saroglou and Tsakos. Mr. Tsakos is Chairman of the Chartering Committee. The Chartering Committee assists the Board and the Company’s management regarding the strategies of fleet employment, fleet composition and the general structuring of charter agreements.

Indemnification

Every director, secretary, officer of the Company and member of a committee constituted under the Bye-laws (and his heirs and legal representatives) will be indemnified out of the funds of the Company against all civil liabilities, losses, damages, charges or expenses (including but not limited to an amount paid to settle an action, satisfy a judgement, liabilities under contract, tort and statute or any applicable foreign law or regulation and all reasonable legal and other costs and expenses properly payable) incurred or suffered by him or her as such director, secretary, officer or committee member while exercising his or her powers and discharging his or her duties under the Bermuda Companies Acts and the Company’s Bye-laws. The indemnity extends to any person acting as a director, secretary, officer or committee member in the reasonable belief that he or she has been so appointed or elected, notwithstanding any defect in such appointment or election. The indemnity contained in the Company’s Bye-laws does not extend to any matter which would render it void pursuant to the Bermuda Companies Acts.

How to Contact the Board and its Committees

We have established a process by which shareholders can contact our Board, including any committee of the Board or the independent members of the Board.

To contact the Board or a committee of the Board or the independent members of the Board, you may write to the following address:

TSAKOS ENERGY NAVIGATION LIMITED

c/o Chairman of the Corporate Governance, Nominating and Compensation Committee

367 Syngrou Avenue

175 64 P. Faliro

Athens, Greece

•	All concerns and complaints will be received and processed by the Company’s Chief Operating Officer and/or the Company’s Internal Auditor.

•	Priority will be assigned to communications involving an allegation of a threat to a person, property or the environment, and to on-going or time-sensitive issues.

•	If you have provided your name, or have received a control number to permit anonymous or confidential treatment, you will receive a response to your communication by telephone or in writing.

•

The Chairman of the Board or the Chairman of the Corporate Governance, Nominating and Compensation Committee will decide whether to forward your communication to other Directors, including the Executive Directors, taking into account the substance of the communication and any request that may have been made regarding such dissemination.

•

Any proposal that a shareholder intends to present at the 2009 Annual Meeting of Shareholders of the Company, including nominations to the Board, must be received by the Chairman of the Corporate Governance, Nominating and Compensation Committee at the above address no later than December 24, 2008 for inclusion in the Company’s Proxy Statement and proxy for such meeting and must be otherwise in compliance with applicable SEC regulations. If a shareholder intends to present a proposal at the 2009 Annual Meeting of Shareholders of the Company, but does not seek to have the proposal included in the Company’s Proxy Statement, for purposes of SEC regulations, notice must be received by the Company at its principal executive offices no later than March 9, 2009. Use of certified mail is suggested.

To enable directors to attend the Annual Meeting of Shareholders, the Board has established a practice of scheduling a regular Board meeting to coincide with the Annual Meeting. In 2007, all directors except Dr. Patrinos attended the Annual Meeting of Shareholders.

Compensation Discussion and Analysis

Board Compensation

We pay no cash compensation to our senior management or to our directors who are senior managers. Since we have no salaried executive employees, we have not included a report on executive officer compensation in this Proxy Statement. For the year ended December 31, 2007, the aggregate cash compensation of all of the members of the Board was $455,000 as per the following annual fee allocation which was approved by the shareholders of the Company on May 31, 2007:

•	Service on the Board—$45,000

•	Service on the Audit Committee—$17,500

•	Service on the Capital Markets Committee—$10,000

•	Service as Chairman of the Audit Committee—$20,000

•	Service as Chairman of the Capital Markets Committee—$10,000

•	Service as Chairman of the Board—$30,000

At the Board of Directors meeting of September 21-22, 2007, it was proposed that an annual fee of $10,000 be paid directly to all directors and members sitting on the Operational and Environmental R&D Committee.

Management Compensation

Our senior managers, other than Mr. Tsakos, receive salaried compensation from Tsakos Energy Management Limited, a Liberian corporation (“Tsakos Energy Management”), which receives a monthly management fee from the Company pursuant to a management agreement (the “Management Agreement”) to provide overall executive and commercial management of its affairs. The monthly fee is $23,000 per owned vessel and $17,000 per chartered-in vessel and vessel under construction as per the latest modification of the management agreement effective from January 2008. Tsakos Energy Management, at its own expense, has arranged with Tsakos Shipping & Trading for the technical management of the fleet and for supervision services for the construction of new vessels. Management fees paid to Tsakos Energy Management in 2007, 2006 and 2005 were $11.6 million, $9.2 million and $7.7 million respectively. We do not provide benefits for directors upon their termination of their service with us.

Messrs. Tsakos, Saroglou, Durham and Jadro serve as President and Chief Executive Officer, Vice President and Chief Operating Officer, Chief Financial Officer, and Chief Marine Officer, respectively. Such individuals are employees of Tsakos Energy Management and, except for the awards of share options and restricted shares as discussed below, are not directly compensated by the Company.

The policy of the Committee is to structure the Management Agreement and the directors’ compensation arrangements so as to enable the Company and Tsakos Energy Management to attract, motivate and retain high performance executives and ship personnel who are critical to our long-term success. The policy is designed to link compensation to success in achievement of our business plans and a number of corporate, financial and operational goals.

In 2004, the Corporate Governance, Nominating and Compensation Committee adopted a short-term performance incentive program for Tsakos Energy Management based on the return on equity (R.O.E.) measured by the book value per share at the beginning of each fiscal year and basic earnings per share for that year. U.S. GAAP accounting defines the value of the components. An award scale for 2006, ranging from R.O.E. greater than 15% corresponding to an award amount of

$1.25 million ($1.0 million in 2004 and 2005) up to R.O.E. greater than 25% with an award amount of $3.5 million ($2.5 million in 2004 and 2005). For 2006, 2005 incentive awards of $3.5 million and $2.5 million respectively were approved by the Board of Directors and are expensed and recognized in accrued liabilities in the Company’s December 31, 2006 and 2005 Consolidated Balance Sheets.

In September 2006, the Corporate Governance, Nominating and Compensation Committee established the incentive award scale, for fiscal 2007, as follows:

R.O.E	Amount of award
15.0%	$1.50 million
17.5%	$2.25 million
20.0%	$3.00 million
22.5%	$3.75 million
25.0%	$4.50 million

For the operations of 2007, Tsakos Energy Management has earned an award of $4.0 million, which will be distributed to the senior personnel of Tsakos Energy Management and Tsakos Shipping whose performance was critical in achieving a return of equity of 24.2%. The ultimate award of the management incentive award is always at the sole discretion of the Company’s Board of Directors. The 2007 award was approved by the Company’s Board of Directors on March 14, 2008.

In September, 2007, the Corporate Governance, Nominating and Compensation Committee revised the incentive award scale, effective from January 1, 2008, as follows:

R.O.E	Amount of award
15.0%	$2.50 million
17.5%	$3.25 million
20%	$4.00 million
22.5%	$4.75 million
25%	$5.50 million

Share Options

The Company’s directors and senior management are also eligible to receive compensation directly from the Company in the form of share options or grants.

In 2004, the shareholders approved a share-based incentive plan providing for the granting of up to 1,000,000 share options or other share-based awards to directors and officers of the Company, crew members and employees of related companies (“the 2004 Plan”). In June 2006, the Company granted a total of 20,000 shares of restricted share units (“RSUs”) to the non-executive directors to vest after one year.

In 2007, 186,000 RSUs related to the 2004 Plan were issued to executive directors and officers of the Company and 394,000 RSUs to employees of Tsakos Energy Management and Tsakos Shipping. These RSUs are scheduled to vest 50% on December 31, 2008 and the remaining 50% on December 31, 2010. A further 4,650 RSUs were issued to non-executive directors in June 2007 to vest after one year and 1,000 RSUs were issued to a non-executive director in June 2007 vesting immediately.

On November 14, 2007, the Company paid a 100% common share dividend which effected a two-for-one split of the Company’s common shares. RSUs that were unvested on that date were adjusted for the share dividend.

REPORT OF THE CORPORATE GOVERNANCE, NOMINATING AND COMPENSATION COMMITTEE

We have reviewed the Compensation Discussion Analysis included herein and have recommended to the Board of Directors that it be included in this Proxy Statement.

Peter C. Nicholson

D. John Stavropoulos

Michael G. Jolliffe

Francis T. Nusspickel

Torben Janholt

William A. O’Neil

Aristides A.N. Patrinos

Audit Committee Report

The following Report of the Audit Committee shall not be deemed to be soliciting material or to be filed with the SEC under the Securities Act of 1933 or the Securities Exchange Act of 1934 or incorporated by reference in any document so filed.

As further discussed below, the Audit Committee of the Board of Directors reviews the Company’s financial reporting process on behalf of the Board. The Audit Committee has sole authority to retain, set compensation and retention terms for, terminate, oversee and evaluate the work of the Company’s independent auditors. The independent auditors communicate certain matters to the Audit Committee. The Board has determined that each member of the Audit Committee meets the independence and experience requirements set forth by the SEC and the NYSE, and that Francis T. Nusspickel and D. John Stavropoulos are audit committee financial experts (as defined by the SEC).

The Company’s management is responsible for the Company’s financial reporting process including its system of internal controls, and for the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States. Ernst & Young, Athens, Greece is responsible for expressing an opinion based on their audits of the consolidated financial statements. In accordance with its written charter, the Audit Committee assists the Board of Directors in its oversight of (i) the integrity of the Company’s financial statements and the Company’s financial reporting processes and systems of internal control, (ii) the qualifications, independence and performance of the Company’s independent public accounting firm and the performance of the Company’s internal audit function, (iii) the Company’s compliance with legal and regulatory requirements involving financial, accounting and internal control matters, (iv) investigations into complaints concerning financial matters and (v) risks that may have a significant impact on the Company’s financial statements. As part of this process the Audit Committee reviewed the Company’s annual audited financial statements, quarterly financial statements and filing with the SEC.

Further, the Audit Committee reviews reports prepared by management on various matters including critical accounting policies and issues, material written communications between the independent auditors and management, significant changes in the Company’s selection or application of accounting principles and significant changes to internal control procedures. It is not the duty or responsibility of the Audit Committee to conduct auditing and accounting reviews or procedures.

In discharging its oversight responsibilities with respect to the audit process, the Audit Committee (i) obtained from the independent public accounting firm a formal written statement describing all relationships between the independent public accounting firm and the Company that might bear on the independent public accounting firm’s independence consistent with Independence Standards Board Standard No. 1, “Independence Discussions with Audit

Committees”, (ii) discussed with the independent public accounting firm any relationships that may impact its objectivity and independence, and (iii) considered whether the non-audit services related to tax advisory provided to the Company by Ernst & Young, Columbus, Ohio, USA are compatible with maintaining their independence. The Audit Committee also discussed with the independent public accounting firm the auditors responsibilities under Public Company Accounting Oversight Board standards, as well as other required communications such as those described in Statement on Auditing Standard No. 61, as amended, “Communications with Audit Committees.”

The Audit Committee discussed the interim financial information contained in each of the quarterly earnings announcement with Company Management and reviewed the audited financial statements of the Company as of and for the year ended December 31, 2007 with management and the independent public accounting firm.

During 2007, the Audit Committee held four meetings, three of which were in person. During two such in person meetings, the Audit Committee met with representatives of the independent public accounting firm, both with management present and in private sessions without management present, to discuss the results of the audit and the Company’s accounting principles, practices and judgments applied by management.

In performing the above described functions, the Audit Committee acts only in an oversight capacity and necessarily relies on the work and assurances of the Company’s management.

Based upon the Audit Committee’s discussion with the Company’s management and Ernst & Young, Athens, Greece and the Audit Committee’s review of the representations of the Company’s management and the report of the independent public accountants, the Audit Committee recommended that the Board include the audited consolidated financial statements in the Company’s Annual Report on Form 20-F for the year ended December 31, 2007 when filed with the SEC. The Audit Committee also approved, subject to shareholder ratification, the selection of Ernst & Young, Athens, Greece as the Company’s independent auditor for the year 2008.

FRANCIS T. NUSSPICKEL, CHAIRMAN, AUDIT COMMITTEE

MICHAEL G. JOLLIFFE

PETER C. NICHOLSON

D. JOHN STRAVOPOULOS

Independent Public Accountants

The accounting firm of Ernst & Young, Athens, Greece served as the Company’s independent public accountants for the years ended December 31, 2007 and December 31, 2006.

Principal Accounting Fees and Services

An aggregate amount of Euro 525,510 was billed for fiscal year 2007 relating to fees for audit and audit-related services performed by Ernst & Young, Athens, Greece, including fees associated with advisory services to the Company during the documentation and assessment by management of internal control procedures. In 2006, fees for audit and audit-related services were Euro 587,180. Audit fees consist of the audit of our annual financial statements, services rendered in connection with registration of securities and related comfort letters, consents related to SEC registration statements, as well as work generally only the independent auditor can reasonably be expected to provide, such as statutory audits and financial audits of subsidiaries.

The Audit Committee Charter sets forth the Company’s policy regarding retention of the independent auditors, requiring the Audit Committee to review and approve in advance the retention of the independent auditors for the performance of all audit and lawfully permitted non-audit services. The Chairman of the Audit Committee, or in the absence of the Chairman, any member of the Audit Committee designated by the Chairman, has authority to approve in advance any lawfully permitted non-audit services. The Audit Committee is authorised to establish other policies and procedures for the pre-approval of such services. Where non-audit services are approved under delegated authority, the action must be reported to the full Audit Committee at its next regularly scheduled meeting.

ITEM NO. 2 – APPROVAL OF AUDITED FINANCIAL STATEMENTS

The Board, acting on the recommendation of the Audit Committee, recommends the approval by the Company’s shareholders of the audited financial statements for the fiscal year ended December 31, 2007 together with the report of the Company’s auditors, Ernst & Young, Athens, Greece. Representatives of Ernst & Young, Athens, Greece, are expected to be present at the 2008 Annual Meeting. They will have the opportunity to make a statement if they so desire, and are expected to be available to respond to appropriate questions from shareholders.

ITEM NO. 3 – RATIFICATION OF APPOINTMENT OF AUDITORS

The Audit Committee of the Board, subject to the approval of the Company’s shareholders, as required by the Companies Act of 1981 of Bermuda, has appointed the firm of Ernst & Young, Athens, Greece, independent certified public accountants, as auditors of the Company for the year ending December 31, 2008. The Board, acting on the recommendation of the Audit Committee, recommends approval by the Company’s shareholders of the appointment of Ernst & Young, Athens, Greece as auditors of the Company for the fiscal year ending December 31, 2008.

The Audit Committee of the Board recommends that the shareholders vote for the ratification of Ernst & Young, Athens, Greece as the Company’s auditors for the fiscal year ending December 31, 2008.

ITEM NO. 4 – REMUNERATION OF THE DIRECTORS

We pay no cash compensation to our senior management or to our directors who are senior managers. In June 2007, the Company granted a total of 5,650 RSUs to the non-executive directors. For the year ended December 31, 2007, the aggregate cash compensation of all of the members of the Board was approximately $455,000.

Following the establishment of the Operational and Environmental R&D Committee the Board recommends that the shareholders vote to approve the suggested annual fee of $10,000 for each of the four directors and members of the Committee. The rest of the fee schedule for serving on the Board and its remaining committees remains as per latest approval of May 31, 2007.

ITEM NO. 5 – APPROVAL OF AMENDMENTS TO THE BYE-LAWS

The bye-laws were last updated in July 2001 and the directors considered that certain improvements to them should be made. The changes are all administrative and minor in nature. They mainly relate to the removal of provisions which were inserted originally when the Company’s shares were listed on the Oslo Stock Exchange, which are no longer relevant. The opportunity has also been taken to include amendments enabling greater use of email communication and use of the Internet, as it is now a common practice for public companies to provide information to their shareholders electronically by publishing information on a website. The Company believes that many of its shareholders are familiar with, and strongly approve of this practice on environmental and other grounds.

The Company has not mailed copies of the bye-laws showing the proposed amendments to shareholders with this Proxy Statement, but has determined instead to post the full text of the bye-laws, showing the proposed amendments made by the Directors (Resolution 5 above) to the Company’s website. The amended bye-laws may be reviewed at http://www.tenn.gr/bye-laws/bye-laws.html. If you require a printed copy of the amended bye-laws before executing your proxy or voting, you may obtain a copy by mail by contacting the Chief Operating Officer, Mr. George Saroglou, by telephone at +30 210 940 7710, by fax at +30 210 940 7716 or by email at gsaroglou@tenn.gr and the Company will send you a copy of the amended bye-laws to the postal address provided by you.

This resolution has been proposed as an extraordinary resolution, for which a 75% majority of those shareholders present, either in person or by proxy, and voting on the resolution is required.

ANNUAL REPORT TO SHAREHOLDERS

The Company’s 2007 Annual Report to Shareholders, which includes financial statements for the fiscal year ended December 31, 2007, accompanies this Proxy Statement. The Annual Report does not constitute a part of the proxy materials. It is important that you vote promptly.

George V. Saroglou

Chief Operating Officer

Dated: April 23, 2008